Exhibit 99.1

PENN WEST PROVIDES UPDATE ON INTERNAL REVIEW OF ACCOUNTING PRACTICES AND

CONFIRMS THAT THE COMPANY’S RESERVES VOLUMES AND VALUES ARE NOT IMPACTED BY

THE ACCOUNTING PRACTICES UNDER REVIEW

FOR IMMEDIATE RELEASE, August 26, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”, the “COMPANY”, “we”, “us” or “our”) today provides an update on the Audit Committee’s review originally announced on July 29, 2014 and confirms that its reserves volumes and values are not impacted by the accounting practices under review.

INTERNAL REVIEW UPDATE

Penn West reports that the Audit Committee’s review is ongoing and that it continues to work diligently and devote all necessary resources to file its 2014 second quarter financial statements and related disclosures and its restated historical financial statements and related disclosures as soon as practicable, and in any event no later than the October 14, 2014 date contemplated by the Management Cease Trade Order issued by the Alberta Securities Commission.

CONFIRMATION OF RESERVES VOLUMES AND VALUES

The Company also announces that it has determined that the accounting practices under review have no effect on the independent estimates of the volumes of its proved and proved plus probable crude oil, natural gas and natural gas liquids reserves and the net present values of the future net revenues of such reserves (collectively, our “reserves”) as reported under National Instrument 51-101 (“NI 51-101”) at December 31, 2013 and 2012 and in its Supplementary Oil and Gas Information reported under the U.S. standard, “Extractive Activities – Oil and Gas” for the same periods, which may be found as Exhibit 99.4 to the Company’s Annual Reports on Form 40-F for the years ended December 31, 2013 and 2012.

In its annual reporting on March 7, 2014, Penn West reported an independently evaluated or audited proved plus probable company gross reserves estimate as at December 31, 2013 utilizing forecast prices and costs under NI 51-101 of 625 million barrels of oil equivalent, approximately 66% of which were proved reserves. In addition, approximately 70% of the Company’s proved plus probable reserves estimate were comprised of oil and natural gas liquids. As previously disclosed, Penn West’s light oil resources are dominated by its three core areas of focus, the Cardium and Slave Point in Alberta, and the Viking in Saskatchewan.

REGULATORY MATTERS

This status update is provided pursuant to the alternative information guidelines in National Policy 12-203 (“NP 12-203”), which require the Company to provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. In accordance with those requirements, the Company advises that: except as previously disclosed and as disclosed herein, there have not been any material changes to the information contained in our July 29 and August 12 news releases; there has not been any failure by the Company to fulfill its publicly disclosed intentions with respect to satisfying the provisions of the alternative information guidelines of NP 12-203; except as previously disclosed, there are no subsequent specified defaults (actual or anticipated) within the meaning of NP 12-203; and there is no other material information concerning the Company and its affairs that has not been generally disclosed as of the date of this update.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to file our second quarter financial statements and related disclosures and our restated historical financial statements and related disclosures as soon as practicable, and in any event no later than October 14, 2014. In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the amount of time it will take us and our third party advisors to complete our internal review and prepare and have audited or reviewed, as applicable, the restated historical financial statements, second quarter 2014 financial reports, and all related disclosures; and that the final results of the internal review will not be substantially different than the preliminary results of the review. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: that we do not file our second quarter 2014 continuous disclosure documents and/or restated historical financial statements and related disclosures by the requisite deadlines, and that as a result of one of these events an order is issued ceasing trading in our securities; and that the final results of the review uncover accounting errors not identified in the preliminary results of the review and/or that the magnitude of the accounting errors is significantly different than currently expected, any of which may adversely impact the timing of completing the review. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, we believe utilizing a conversion on a 6:1 basis is misleading as an indication of value. “Company gross reserves” are our working interest (operating or non-operating) share of reserves before deduction of royalties and without including any royalty interests of the Company.

In 2013, all of our reserves were evaluated or audited by Sproule Associates Limited (“SAL”), an independent, qualified engineering firm. SAL evaluated approximately 75 percent and audited approximately 25 percent of our proved and proved plus probable reserves, based on the net present value of future net revenue of such reserves discounted at 10 percent. In 2012, all of our reserves were evaluated or audited by independent, qualified engineering firms GLJ Petroleum Consultants Ltd. (“GLJ”) and SAL. GLJ evaluated approximately 48 percent of our proved and proved plus probable reserves, and SAL evaluated approximately 30 percent and audited approximately 22 percent of our proved and proved plus probable reserves, in each case based on the net present value of future net revenue of such reserves discounted at 10 percent. Additional reserves disclosures as at and for the periods ended December 31, 2013 and 2012, as required under NI 51-101 and under the U.S. standard, “Extractive Industries – Oil and Gas”, are contained in our Annual Information Forms in respect of the years ended December 31, 2013 and 2012 filed and available on SEDAR at www.sedar.com and in our Supplementary Oil and Gas Information included in our Annual Reports on Form 40-F for the same periods filed and available on EDGAR at www.sec.gov.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com